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                          August 18, 2021

       Oliver Graham
       Chief Executive Officer and Director
       Ardagh Metal Packaging S.A.
       56, rue Charles Martel
       L-2134 Luxembourg, Luxembourg

                                                        Re: Ardagh Metal
Packaging S.A.
                                                            Registration
Statement on Form F-1
                                                            Filed August 12,
2021
                                                            File No. 333-258749

       Dear Mr. Graham:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Andi
Carpenter at 202-551-3645 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing